Exhibit (a)(1)(J)

Stock Option Exchange Program Fall 2009
Speaker: Wow, the day is finally here!

Review of Progress Company meeting announcement in February Video message from Rob in July Company meeting update in August Shareholder's meeting in September Update on Exchange Program in October Exchange Program launch on November 19, 2009 Deadline: December 17, 2009
Speaker:
• We have made a lot of progress since we first announced our intent to pursue an option exchange program for our employees.
I am delighted to say that the stock option exchange program was launched on November 19, 2009 and employees with eligible options will be able to decide whether to participate in this one-time voluntary program.
• The deadline for participation is currently expected to be December 17, 2009, however, we may choose to extend the deadline under certain circumstances. Having said that, it is unlikely that we will extend the deadline and unless you hear otherwise, you should plan to participate by no later than December 17.

Overview of Stock Options Stock Option - a right to buy shares of RN common stock for a pre-determined fixed price (exercise price) for a fixed period of time (term) Exercise or Strike Price - the price of RN common stock on the day the stock options were approved (grant date) In the money options - stock options with an exercise price that is equal to or lower than the market price "underwater" options - stock options that have a strike price that is higher than the market price
Speaker:
• In the past, a portion of our compensation programs have been delivered through equity in Real in the form of stock options. A stock option gives the holder the right (but not the obligation) to buy shares of RN common stock –called a grant — for a pre-determined, fixed price – called the exercise or strike price — for a fixed period of time over the life of the option – called the term.
• You can exercise vested options at any time during the term of the option. Your options may be “in the money” or “underwater” depending on what the exercise price of your options is compared to the current trading price of RN’s common stock. Due to the current trading levels of our stock price, many of you have options that are significantly “underwater”.

Overview of Stock Options Vesting Period - a pre-set period of time in which the stock options become available to exercise Stock Option Term/Life - the amount of time you have from the grant date to exercise the stock option
Speaker:
• Stock options become available for you to exercise, or buy, in installments over a pre-set period of time called the vesting period. Real typically grants options that will fully vest four years following the grant date.
• The stock option term is set when the stock is granted and indicates the amount of time you have from the grant date to choose to exercise the option. This is also called the life of the option. Employees at Real who received option grants prior to 2005 have an option term of 20 years, and employees who received option grants in 2005 and later have a 7-year option term, which is more commonly found in the market.

Exchange Program Overview A key goal of program is to re-incentivize employees horiginaling "underwater" options Allows eligible employees to exchange "underwater" options for new options Assigns a new strike price Adds some up front vesting Re-sets option term Voluntary program
Speaker: Given the importance of equity and the role that stock options have played in our compensation programs, coupled with the fact that many employees now hold “underwater” stock options, we have decided to launch the stock option exchange program to re-incentive employees.
• This program allows eligible employees to surrender their outstanding “underwater” options in exchange for a lesser number of new stock options. The number of “underwater” options that will need to be surrendered to receive one new option is determined by an exchange ratio, which I will explain a little later.
• The new options will have a new strike price that is based on the current market price of RN common stock on the grant date. This grant date will be the closing date of the option exchange program, which is expected to be December 17 of this year.
• These new options will have some additional vesting, regardless of whether they are vested or unvested at the time the option exchange program closes. I will explain these new vesting requirements shortly.
• Additionally, these new grants will be assigned a 7-year term, or period, to exercise the option and buy RN common shares.
• This program is a voluntary, one-time opportunity that will be available until December 17, 2009.

Exchange Program Overview Employee eligibility Active employee of Real Work in an eligible country Employed through the closing date of the exchange Not a section 16 officer or Board member Stock option eligibility Only current options (no RSUs or options previously exercised) Exercise price greater than $4.48
Speaker: Both you and your options must meet certain eligibility criteria in order to participate in this exchange offering.
• In order for you to be eligible to participate in the stock option exchange program, (1) you must be an active employee of Real (or a subsidiary of Real), (2) you must work in an eligible country, and (3) you must remain employed though the closing date of the exchange offering period, which is expected to be December 17 of this year. Senior officers of Real and directors of our Board are not eligible to participate in this program.
• In order for your stock options to be eligible for the exchange (1) they must be outstanding options (RSUs or previously exercised options are not eligible for exchange), and (2) they must have an exercise price greater than $4.48, which is the 52-week high of our trading price as of November 19, 2009 or the start of the option exchange program.
• While options with a strike price greater than $4.48 are eligible to exchange, please keep in mind that our stock price could increase during the period that the option exchange program remains open and, as a result, some or all option grants that are “underwater” at the beginning of the period could be “in the money” by the close of the option exchange program. If you surrender an option with an exercise price that is greater than $4.48 and it is “in the money”, it will be exchanged for a lesser number of new options.

Exchange Program Overview Exchange Ratios Established to ensure "value-for-value" Created using a standard stock option valuation model Range from 1.5-to-1 up to 5.0-to-1 Each person's situation is different and you should carefully consider whether the exchange program is right for you
Speaker:
• Now I would like to explain how the exchange program will work. A key to the exchange program is the exchange ratio, which indicates the number of “underwater” options you will need to surrender in order to receive one new option.
• These ratios were created using a standard stock option valuation model. Let’s take a minute to talk about stock option value. You see, there is a value associated with every stock option granted, even those “underwater”, since you have the ability to exercise, or buy, RN common stock at a fixed price over the life of the option. In very simple terms, the model predicts the statistical probability of the current value of the option based on several factors. Two key factors are the volatility of RN’s trading price (or how much the price tends to vary in the market) and the remaining life of the option.
• The ratios calculated for our option exchange program range from 1.5-to-1 up to 5-to-1. This means that if your eligible option grant was assigned an exchange ratio of 3-to-1, you would need to surrender 3 of your “underwater” options in order to receive 1 new option. As you can imagine, under a valuation model, significantly “underwater” options have less value than “in the money” options, so that is why you will need to surrender more “underwater” options in exchange for new options.

Exchange Program Overview - con't Exchange Ratios Established to ensure "value-for-value" Created using a standard stock option valuation model Range from 1.5-to-1 up to 5.0-to-1 Each person's situation is different and you should carefully consider whether the exchange program is right for you
(Note the slide does not appear twice in the presentation. This is for notes purposes only)
Speaker:
• These exchange ratios will be assigned individually to each grant you have that qualifies for the exchange. Each person’s situation is different and your personalized details will be available on the offer website, which I will discuss more toward the end of this presentation.
• One of the questions we received when we first announced the program was why this isn’t just a one-for-one exchange. Remember, as I said earlier, stock options, even “underwater” options, have a value attached to them, since you continue to have the ability to exercise them for RN common stock during the life of the option and they may not always be “underwater”. In order to best ensure we would obtain the required shareholder approval, we structured the exchange ratios in a way that took this potential value into account. For the same reason, we also re-set vesting schedules for new options, which I will talk about next.

Exchange Program Overview One year after Exchange Close of Exchange Options exchanged vest 50% New Vest date: June 17, 2010 Unvested options vesting between closing date and June, 2010 New vest date: June 17, 2010 Remaining 50% Options exchanged New Vest date: Dec 17, 2010 1 yr New Vesting Requirement Maximum Additional Vesting 6 months Vested Options Unvested Options Options vesting after June 17, 2010 would return to the original vesting schedule
Speaker:
• If the eligible options you choose to exchange are vested at the conclusion of the exchange offer, your new options will become fully vested again one year following the conclusion of the exchange, with 50% vesting after six months and the remaining 50% on the one year anniversary.
• For eligible options exchanged that are unvested at the close of the exchange, the new options will not vest for six months, and then the vesting schedule that applied to the original options surrendered will resume. These vesting schedules assume that you continue to be employed by Real (or a subsidiary of Real) through each vesting date. This is a complicated topic, and I encourage you to ask questions and review the FAQs on this topic in the formal exchange documents.
• One important thing to understand is that no new options will vest until June 17, 2010.
• So, if you decide to participate in the exchange you’ll have a choice to make for each of your eligible option grants: to exchange your current options for a lesser number of new options with a new strike price, a 7-year term, and vesting schedule as I have just outlined or to keep your current options on the current terms. Each person’s situation will be different and you should carefully consider whether the exchange program is right for you based on your individual option grants.
Let’s walk through an example of one of our employees to see how she might review the exchange program to determine if it is right for her.

Exchange Program Overview Original Grant Date Original Strike Price Outstanding Options Remaining Life (Yrs) Exchange Ratio 8/1/03 $5.67 4,800 13.70 1.5:1 7/22/05 $5.01 3,711 2.68 3.0:1 7/21/06 $10.06 6,300 3.67 4.5:1 8/17/07 $5.78 11,440 4.75 2.5:1 Sample Grants
Speaker:
• Sarah has been an employee of Real since 2003. You can see by the chart that over the course of time she has received different stock option grants at different strike prices. Each one of these grants has been assigned a different exchange ratio based on the variables that we discussed earlier.
• You will also notice that Sarah has one grant with a remaining life of over 13 years. Remember, prior to 2005 stock option grants here at Real had a 20 year term.
• Let’s walk through a modeling on two of Sarah’s grants to illustrate how the option exchange program will work.
• Please keep in mind that Sarah, like all of us, may only choose to exchange all or none of any remaining options of a particular grant. Remember, you will only be allowed to exchange the portion of the grant that is unexercised.

Hypothetical Stock Option Gains - Example #1 Assumptions for this example: Original grant exercise price - $5.67 Number of options - 4,800 Exchange Ratio - 1.5:1 New Options granted - 3,200 New grant exercise price - $3.95 Cross-over stock price - $9.11
Speaker:
• Before we start on this example, let me remind you that the offer website will provide you with a modeling tool so that you can walk through each of your eligible grants to see how the exchange will work for you. You will be able to go into the website daily, if you’d like, and change your elections each time. You will receive electronic confirmation of any elections or changes each time you make a change on the website. One word of caution – once you make an election through the offer website, if you change your mind later and want to add a grant you previously elected not to exchange, you will need to re-submit your elections for ALL grants you want to include in the option exchange because the website only retains your most current transaction.
• With that, let’s look at Sarah’s 2003 option grant. As you can see her original exercise price was $5.67 and the number of outstanding options remaining is 4,800. The exchange ratio for this grant is 1.5-to-1. This means that Sarah will receive one new option for every 1.5 original options she surrenders. So, if Sarah chose to exchange her 4,800 options, she would receive 3,200 new options. We are assuming for this illustration that the strike price at the time of grant will be $3.95, which we arrived at by taking an average of the RN closing price over the 45 days prior to launch. You will also notice that I have added a new term here that we need to review – cross over stock price.
• The cross over stock price is the point at which you would have potential gains from your original stock options that would equal the potential gains from your new stock options. This is sometimes called the break-even price. For this illustration, a stock gain is the amount of value you would have after you deducted the cost to buy, or exercise, the option. Let’s see what that looks like.

Hypothetical Stock Option Gain Example #1 $ 9.11
Speaker: This graphic won’t be displayed on the offer website but I thought it would be good to provide an illustration to go along with the numbers we are looking at.
• The blue line represents Sarah’s potential gains from original options and the green line illustrates her potential gains from her new options. As you can see, these two lines intersect at $9.11. This is the cross-over or break-even price in this example.
• So, in order for Sarah’s original options to have the same potential gain as her new options, the market price of RN common stock must reach $9.11 before her options expire in 13 years.

Hypothetical Stock Option Gains Example #2 Assumptions for this example: Original grant exercise price - $10.06 Number of options - 6,300 Exchange ratio - 4.5:1 New grant exercise price - $3.95 New options granted - 1,400 Cross-over stock price: $11.81
Speaker:
• Now let’s look at Sarah’s 2006 option with a much shorter remaining life. In this instance, Sarah’s original strike price was $10.06, and she has 6,300 options outstanding with an assigned exchange ratio of 4.5-to-1. So, she will receive 1,400 new options in exchange for her 6,300 options.
• Again, for this illustration we will use a $3.95 exercise price. We won’t know the actual exercise price for the new options until after the market closes on the last day of the exchange offer. In this example Sarah’s cross-over price is $11.81. Let’s take a look at her chart.

Hypothetical Stock Option Gain Example #2 $ 11.81
Speaker:
• Just as in the prior example, the blue line represents Sarah’s potential gains from her original options and the green line illustrates her potential gains from her new options. In this example, the cross over price where the two lines intersect is $11.81.
• This means that in order for Sarah’s original options to have the same potential gain as her new options, the market price of RN common stock must reach $11.81.
• You may find if you have multiple grants, exchanging one grant but not other grants may make sense. That’s okay, because, remember, the choice is yours. You can choose to exchange all, some or none of your outstanding option grants in this program.

How to Participate Log in to the offer website: https://Real.equitybenefits.com Required Forms Election Form - to submit eligible options for exchange Withdrawal Form - to change a previous election and remove eligible options for exchange
Speaker:
• All eligible employees should have received an email with the full details of the exchange program as well as instructions on how to access the offer website devoted to this exchange. If you have not yet received this email please contact your local Human Resources representative or Stock Plan Administration by emailing them at stock@real.com. On the website you will receive personalized information about all of your eligible option grants, and there will be a modeling tool available to you so that you can see what your cross over price is to help you determine whether the exchange is right for you. Remember, when using the website, if you change your mind, you must re-elect ALL option grants that you want to exchange since the website only records the most recent transaction.
• If you don’t have access to the offer website, you can participate by completing the election form that was included in the email from Sid Ferrales on November 19, 2009. You can also withdraw any prior election by completing and submitting the withdrawal form. In either case, if you don’t use the website for this transaction, you must submit your completed form(s) to Stock Plan Administration by email at stock@real.com or by fax at +1 (206) 674-2695. These contact details are also found in the email from Sid Ferrales.
• Remember, this is a voluntary program, so please review your materials carefully before making your decision. Real and its representatives cannot advise you whether you should participate or not in this stock option exchange program.

Taxation The tax effects of participating in the Exchange Program vary depending upon where you are working and/or living Initial review has determined employees participating in the exchange will likely not be subject to tax as a result of participating in the exchange Country-specific information is found in the exchange offering documentation We encourage employees to consult their own tax advisors with respect to federal, state, and local tax consequences of participating in the Stock Option Exchange Program
Speaker:
• The tax effects of participating in the exchange will vary based on where you live and work.
• Initial review has determined that employees participating in the exchange will likely not be subject to tax as a result of participating in the exchange.
• We have provided country-specific information to you in the offering materials and you should review that information carefully.
• Additionally, we encourage you to consult with your tax advisor to determine your personal tax situation and any potential consequences from participating in the exchange. Real and its representatives cannot provide you with tax advice related to the exchange program.

Preparation Steps Read the exchange offering documents including the FAQs Attend a local brown bag meeting Access the offer website and review your eligible grants and utilize the modeling tool provided Deadline - 9:00 pm U.S. Pacific time December 17, 2009
Speaker: Here are some steps you can take to determine if the exchange program is right for you:
• Read the documents you received at the launch of the exchange program. You may find the FAQs helpful in breaking down the information.
• Attend a local brown bag meeting so you can ask questions.
• Utilize the offer website and the modeling tool. All of your specific grant information can be found on that site, which you can also use to make your election.
• And, remember, the deadline to participate in this one-time voluntary exchange will occur at 9 pm U.S. Pacific time on Thursday, December 17, 2009.

Other Offer Information To the extent there is any conflict between this presentation and the exchange program offering documents, the offering documents will control The examples in this presentation are for illustration purposes only and are not intended to provide you with a specific analysis of your individual situation
Speaker:
• Please keep in mind this presentation is only a general description of the terms of the exchange program. The documents you received at the launch of the exchange program are the controlling documents for issues that might arise.

18